UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

PFENEX INC.

(Name of Subject Company)

PFENEX INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

717071104

(CUSIP Number of Class of Securities)

Evert B. Schimmelpennink

Chief Executive Officer

Pfenex Inc.

10790 Roselle Street

San Diego, CA 92121

(858) 352-4400

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Dan Koeppen Zachary Myers Wilson Sonsini Goodrich & Rosati, Professional Corporation 12235 El Camino Real San Diego, California 92130 (858) 350-2300	Ethan Lutske Wilson Sonsini Goodrich & Rosati, Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105 (415) 947-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement of Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Pfenex Inc., a Delaware corporation (“Pfenex” or the “Company”), with the United States Securities Exchange Commission (the “SEC”) on August 31, 2020, relating to the tender offer (the “Offer”) by Pelican Acquisition Sub, Inc., a Delaware corporation (“Acquisition Sub”) and a wholly owned subsidiary of Ligand Pharmaceuticals Incorporated, a Delaware corporation (“Ligand”), to purchase all of the outstanding shares of common stock of Pfenex, par value $0.001 (the “Shares”) for a purchase price of (i) $12.00 per Share, in cash (the “Cash Portion”), and (ii) a non-transferrable contractual contingent value right per Share (a “CVR”), pursuant to the Contingent Value Rights Agreement (as it may be amended from time to time, the “CVR Agreement”), to receive a contingent payment of $2.00 in cash upon the achievement of a specified milestone as set forth in the CVR Agreement (the “CVR Portion, and together with the Cash Portion, the “Offer Price”), without interest, subject to any required tax withholding and upon the terms and subject to the conditions set forth in the Acquisition Sub’s Offer to Purchase, dated August 31, 2020 (the “Offer to Purchase”), and in the related Letter of Transmittal (“Letter of Transmittal”), which, together with the Offer to Purchase and other related materials, as each may be amended, supplemented, or otherwise modified from time to time in accordance with the Agreement and Plan of Merger, dated as of August 10, 2020, by and among Ligand, Acquisition Sub, and Pfenex (the “Merger Agreement”), constitute the “Offer.” The Offer is described in the Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Ligand and Acquisition Sub filed with the SEC on August 31, 2020. The Offer to Purchase and the Letter of Transmittal are field as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8 of the Schedule 14D-9 is hereby amended and restated as follows:

Item 8. Additional Information.

On page 40, the third and fourth paragraphs under the heading “Item 8. Additional Information – Regulatory Approvals – HSR Act.” is amended and restated in its entirety as follows:

On August 24, 2020, Ligand and Pfenex each filed a Premerger Notification and Report Form with the FTC and the Antitrust Division of the DOJ in connection with the Offer. The applicable waiting period under the HSR Act with respect to the purchase of Shares pursuant to the Offer expired at 11:59 p.m. (New York time) on September 8, 2020. Accordingly, the condition to the Offer relating to the expiration or early termination of the waiting period under the HSR Act has been satisfied. The Offer and the Merger remain subject to other closing conditions.

At any time before or after consummation of the transactions, notwithstanding the expiration of the waiting period under the HSR Act, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary under the applicable statutes, including but not limited to seeking to enjoin the completion of the Offer or the Merger, seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. At any time before or after the completion of the transactions, and notwithstanding the expiration of the waiting period under the HSR Act, any U.S. state agency or regulatory or foreign antitrust authority could take such action under the antitrust laws as it deems necessary. Such action could include, but is not limited to, seeking to enjoin the completion of the Offer or the Merger or seeking divestiture of substantial assets of the parties, or requiring the parties to license, or hold separate, assets or terminate existing relationships and contractual rights. Private parties may also seek to take legal action under the antitrust laws under certain circumstances.

On page 46, the sentence under the heading “Item 8. Additional Information – Legal Proceedings” is hereby amended and restated in its entirety as follows:

On September 4, 2020, a purported class action complaint was filed in the United States District Court for the District of Delaware by Edward Smith, individually and on behalf of all others similarly situated, against Pfenex, the Board, Ligand, and Acquisition Sub. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d) of the Exchange Act, and (c) each member of the Board violated Section 20(a) of the Exchange Act. The complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger; (2) to cause the defendants to file revised disclosures; (3) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; and (4) plaintiff’s attorneys’ and experts’ fees and expenses. Pfenex believes the claims asserted in the complaint are without merit.

On September 9, 2020, a complaint was filed in the United States District Court for the Eastern District of New York by a purported stockholder, John Rivera, individually, against Pfenex and the Board. The complaint alleges that the Schedule 14D-9 omits material information or contains misleading disclosures and that, as a result, (a) all defendants violated Section 14(e) of the Exchange Act, (b) all defendants violated Section 14(d)(4) of the Exchange Act, and (c) each member of the Board violated Section 20(a) of the Exchange Act. The complaint seeks, among other things, (1) to enjoin the proceeding and consummation of the Offer and the Merger unless or until the defendants file revised disclosures; (2) in the event the Offer and the Merger are consummated, rescission, setting it aside, or awarding rescissory damages; and (3) plaintiff’s attorneys’ and experts’ fees and expenses. Pfenex believes the claims asserted in the complaint are without merit.

Additional complaints may be filed against Pfenex, the Board, Ligand and/or Acquisition Sub in connection with the transactions contemplated by the Merger Agreement, the Schedule TO and the Schedule 14D-9.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

PFENEX INC.

By:	/s/ Evert B. Schimmelpennink
Name: Evert B. Schimmelpennink
Title: Chief Executive Officer & President

Dated: September 11, 2020